Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS, EXCEPT RATIO DATA)

	Six Months
	Ended
	June 30,	Fiscal Year Ended December 31,
	2009	2008	2007	2006	2005	2004
EARNINGS
Loss before income tax expense	$(17,915)	$(36,400)	$(23,482)	$(5,771)	$(1,706)	$(1,893)
Add: Fixed charges (below)	1,718	1,474	1,222	505	245	102
Amortization of capitalized interest	42	83	13	—	—	—
Less: Interest capitalized (below)	—	—	(722)	(127)	—	—
Earnings for ratio	$(16,155)	$(34,843)	$(22,969)	$(5,393)	$(1,461)	$(1,791)

FIXED CHARGES:
Interest expense	$1,464	$1,151	$373	$312	$213	$96
Capitalized interest	—	—	722	127	—	—
Estimated interest portion of rental expense (1)	254	323	127	66	32	6
Fixed charges	1,718	1,474	1,222	505	245	102
FIXED CHARGES IN EXCESS OF EARNINGS	$17,873	$36,317	$24,191	$5,898	$1,706	$1,893

RATIO OF EARNINGS TO FIXED CHARGES	(2)	(2)	(2)	(2)	(2)	(2)

(1)   Used approximately 16% of rent expense on operating leases.

(2)   During each of these periods, our earnings were less than our fixed charges.  The amount of such deficiency was approximately $17.9 million for the six months ended June 30, 2009, and $36.4 million, $23.5 million, $5.8 million, $1.7 million and $1.9 million for the fiscal years 2008, 2007, 2006, 2005 and 2004, respectively.